                                                     OMB APPROVAL
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                                       EXPIRES:                  AUGUST 31, 1999
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*


                            IXC Communications, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   450713 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


        Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [ ] Rule 13d-1(b)
          [ ] Rule 13d-1(c)
          [X] Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.                   450713 10 2
--------------------------------------------------------------------------------
1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only).

        Richard D. Irwin
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) [ ]
        (b) [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only
--------------------------------------------------------------------------------
4.      Citizenship or Place of Organization

        United States
--------------------------------------------------------------------------------
NUMBER OF        5. Sole Voting Power                                  2,524,972
SHARES           ---------------------------------------------------------------
BENEFICIALLY     6. Shared Voting Power                                  760,107
OWNED BY         ---------------------------------------------------------------
EACH             7. Sole Dispositive Power                             2,524,972
REPORTING        ---------------------------------------------------------------
PERSON WITH:     8. Shared Dispositive Power                             760,107
--------------------------------------------------------------------------------
9.      Aggregate Amount Beneficially Owned by Each Reporting Person   3,285,079
--------------------------------------------------------------------------------
10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)
--------------------------------------------------------------------------------
11.     Percent of Class Represented by Amount in Row (9)                  9.0 %
--------------------------------------------------------------------------------
12.     Type of Reporting Person (See Instructions)

        IN

ITEM 1.
        (a) Name of Issuer:

             IXC Communications, Inc.

        (b) Address of Issuer's Principal Executive Offices:

             1122 Capital of Texas Highway South
             Austin, Texas 78746

ITEM 2.
        (a) Name of Person Filing:

             Richard D. Irwin

        (b) Address of Principal Business Office or, if none, Residence:

             191 Elm Street
             New Canaan, CT 06840

        (c) Citizenship:

             United States

        (d) Title of Class of Securities:

             Common Stock, $.01 par value

        (e) CUSIP Number:

             450713 10 2

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13D-1(b) OR 240.13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)   [ ]   Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)   [ ]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)   [ ]   Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)   [ ]   Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)   [ ]   An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);

(f)   [ ]   An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

(g)   [ ]   A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);

(h)   [ ]   A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)   [ ]   A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the
            Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)   [ ]   Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

        Not Applicable

ITEM 4.    OWNERSHIP

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a)     Amount beneficially owned: 3,285,079.

        (b)     Percent of class: 9.0 %

        (c)     Number of shares as to which the person has:

                (i)     Sole power to vote or to direct the vote 2,524,972.+

                (ii)    Shared power to vote or to direct the vote 760,107.++

                (iii) Sole power to dispose or to direct the disposition of 2,524,972.+

                (iv) Shared power to dispose or to direct the disposition of 760,107.++

+ Includes 11,436 shares of Common Stock issuable upon conversion of issuer's 7 1/4% Junior Convertible Preferred Stock Due 2007 and 375 shares of Common Stock issuable upon exercise of options.

++ Includes 16,023 shares of Common Stock issuable upon conversion of issuer's 7 1/4% Junior Convertible Preferred Stock Due 2007.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

        Not Applicable

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        Not Applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        Not Applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

        Not Applicable

ITEM 10.  CERTIFICATIONS

        Not Applicable

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                   January 26, 1999
                                        ----------------------------------------
                                                         Date



                                              /s/ Richard D. Irwin
                                        ----------------------------------------
                                                       Signature

                                                  Richard D. Irwin
                                        ----------------------------------------
                                                      Name/Title